August 29, 2014
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cypress Semiconductor Corporation
Form 10-K for the fiscal year ended December 29, 2013
Filed February 27, 2014
Form 10-Q for the quarterly period ended June 29, 2014
Filed August 6, 2014
File No. 001-10079

On behalf of Cypress Semiconductor Corporation (‘we”, “our”, “us”, Cypress” or the “Company”), we hereby submit the Company’s responses to the staff’s comment letter of August 19, 2014. For ease of review, we have included each of the comments from the comment letter followed by Cypress’s response to that comment.

Form 10-Q for the quarterly period ended June 29, 2014

Condensed Consolidated Financial Statements

Note 1. Summary Of Significant Accounting Policies, Basis of Presentation, page 7

Comment 1.
We see that you recorded out-of-period correcting adjustments to write off certain manufacturing and subcontractor costs that were capitalized within other current assets in previous periods. We reference your statement that the corrections resulted in an increase to the Company's net loss of $2.6 million for the six months ended June 29, 2014. Given the company’s net income for the six months ended June 29, 2014 of $888,000, please tell us how you concluded that the amounts were not material, either individually or in the aggregate, to any prior period and to the 2014 interim or expected full year financial statements. Please provide us with your SAB No. 99 analysis in assessing the materiality of the error.

Cypress’s response:

While we note that the out-of-period adjustment of $2.6 million recorded during the six months ended June 29, 2014 represents 294% of GAAP net income reported for the same period, we concluded that the error was not material, either individually or in aggregate, to any prior period and the correction of the error was not material to the 2014 interim or expected full year financial statements. Our evaluation of the materiality of the error and its correction, which was performed and documented contemporaneously with the discovery of the error, included both quantitative and qualitative considerations pursuant to SAB No.99 and SAB No. 108.
Quantitative analysis
Our quantitative analysis included the review of the materiality of the misstatements on the following four key financial measures:

•	GAAP gross margin

•	GAAP profit before tax (PBT)

•	GAAP net income

•	GAAP diluted Earnings Per Share (EPS)

For the periods prior to 2014, our analysis indicated that the misstatements had a 3% or less impact on GAAP gross margin, GAAP PBT and GAAP net income for each fiscal year impacted. For GAAP diluted EPS, the impact was $0.01 per share or less for each fiscal year impacted.
As for the 2014 interim results for the six months ended June 29, 2014 and the expected 2014 results, we noted that while the impact of the correction of the error was 294% of GAAP net income and 78% of GAAP loss before tax for the six months ended June 29, 2014, and is expected to be a high percentage in relation to the forecasted GAAP net income and GAAP PBT for fiscal 2014, this is a result of the actual as well as expected break-even results for those periods, and the impact would not materially change that break-even result.
We further noted that the misstatements and the out-of-period correction had no cash flow impact and did not have a material impact on our net assets or financial position for the historical periods or forecasted fiscal 2014 periods, with the correction having a less than 2% impact on reported and expected net assets for each of the historical and fiscal 2014 periods impacted.
Qualitative analysis
In addition to the quantitative considerations provided above, we evaluated the qualitative factors associated with the errors, as outlined in SAB No.99. Based on our assessment of those qualitative considerations, we do not believe the errors materially impacted the consolidated financial statements for any of the periods impacted. We noted that:

•
The misstatement did not materially impact any key reported financial measures; e.g., gross margins, PBT, net income or diluted EPS, and accordingly, the misstatement did not mask a change in earnings or other trends in those key financial measures.

•	The misstatement did not hide a failure to meet analysts’ expectations on either a GAAP or non-GAAP basis.

•	The misstatement did not change a reported net loss to net income or vice versa.

•	The misstatement did not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in its operations or profitability.

•	The misstatement did not affect the Company’s compliance with regulatory requirements.

•	The misstatement did not affect the Company’s compliance with loan covenants.

•	The misstatement did not increase management compensation.

•	The misstatement did not involve concealment of an unlawful transaction.

Furthermore, to supplement our consolidated financial results presented in accordance with GAAP we report certain non-GAAP financial measures in our filings under Form 10-K and Form 10-Q, which are reconciled to the most directly comparable GAAP financial measures pursuant to the requirements of Regulation G. These include non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP net income (loss) and non-GAAP diluted net income (loss) per share. We believe that these non-GAAP financial measures reflect an additional and useful way of viewing aspects of Cypress’s operations that, when viewed in conjunction with Cypress’s GAAP results, provide a more comprehensive understanding of the various factors and trends affecting Cypress’s business and operations. We use these non-GAAP measures for strategic and business decision-making, internal budgeting, forecasting and resource allocation processes. In addition, these non-GAAP financial measures facilitate our internal comparisons to Cypress’s historical operating results and comparisons to competitors’ operating results.
As part of our assessment of the impact of the misstatements and the out-of-period correction, we therefore also evaluated the error in relation to our historical non-GAAP financial results and the correction of the error on our 2014 interim and expected full year 2014 non-GAAP financial results. We noted the impact was less than 5% of reported non-GAAP results for the interim and annual periods impacted, as well as our expected non-GAAP income for fiscal 2014. Since we believe both our analysts and investors evaluate Cypress primarily on a non-GAAP basis, we believe that the judgment of a “reasonable person” for reliance on our financial statements would not have changed as the misstatements on a non-GAAP basis were immaterial.
Conclusion
Based on the quantitative and qualitative analyses noted above, management concluded, and the audit committee agreed, that the error was not material to the prior period financial statements when taken as a whole and therefore the prior period financial statements did not require restatement. Furthermore, management concluded, and the audit committee agreed, that the correction of the error as an out-of-period adjustment in 2014 is not material to the 2014 financial statements when taken as a whole. We note that while the impact of the correcting adjustment is quantitatively significant as a percentage of actual net income reported for the interim period ended June 29, 2014, as well as for expected fiscal 2014 profit before tax and net income, this is a result of the break-even results for those periods, and the impact of the correction would not materially change the break-even result. Accordingly, we determined it was appropriate to correct the error as an out-of-period adjustment and provide disclosure about it in each of our quarterly filings on Form 10-Q during fiscal 2014, and also provide disclosure in our Form 10-K for FY14, consistent with the guidance in SAB No.108 and APB No. 28, paragraph 29.
Item 4. Controls and Procedures, page 35

Comment 2.

Please tell us how you considered the correcting adjustments discussed on page 7 in concluding that your disclosure controls and procedures were effective at June 29, 2014.

Cypress’s response:

Based upon our review of the facts and circumstances of the errors related to inappropriate capitalization of certain manufacturing and subcontractor costs and consideration of relevant quantitative and qualitative factors, we concluded the errors were indicative of a control deficiency within our internal control over financial reporting.
As part of our evaluation of the severity of the internal control deficiency, we considered the magnitude of the potential misstatement and whether there was a reasonable possibility that our controls would fail to prevent, or detect and correct a material misstatement of an account balance or disclosure.
Our evaluation of the internal control deficiency also considered the fact that the adjustments were identified by our existing compensating controls.
In determining whether the deficiency should be considered a material weakness, we considered the indicators of a material weakness outlined in Auditing Standard No. 5 and noted the following:

•	The deficiency was not an indication of fraud on the part of senior management;

•	The deficiency did not result in a restatement of previously issued financial statements to reflect the correction of a material misstatement due to error or fraud;

•	The deficiency was identified by our compensating controls which indicates that these controls operated effectively at a level of precision sufficient to prevent or detect a material misstatement; and

•	The deficiency was not the result of ineffective oversight of our financial reporting and internal control by those charged with governance.

Accordingly, we concluded that our disclosure controls and procedures as of June 29, 2014 were effective.
Conclusion
Per the Staff’s request, Cypress acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact the undersigned at (408) 943-2925 if you have any questions or require additional information.

Very truly yours,

/s/ Thad Trent
Thad Trent Executive Vice President, Finance and Administration and Chief Financial Officer